TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports First Quarter 2025 Financial and Operating Results

All financial figures are in US dollars, unless otherwise indicated.

May 7, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its first quarter 2025 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") will be available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on May 8, 2025 commencing at 7:30 am Pacific Time to discuss first quarter results and activities underway at the Company. Further details are provided later in this news release.

Greg Smith, President and CEO of Equinox Gold, commented: “Equinox Gold delivered the highest first-quarter production in the Company’s history, producing more than 145,000 ounces of gold, with production expected to increase each quarter through the year. At Greenstone, we successfully navigated our first winter in operation and remained focused on increasing mining and processing rates. Both continue to improve and we are pleased with ramp-up progress as Greenstone advances toward steady-state performance.

"We also look forward to closing our pending merger with Calibre Mining during the second quarter. This combination will create a diversified, Americas-focused gold producer anchored by Greenstone and Valentine - two long-life Canadian gold mines - and supported by a robust pipeline of development and expansion projects. With increased scale, enhanced cash flow, and significant long-term growth potential, the combined company is well positioned to deliver meaningful value for all stakeholders."

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Operational

• Produced 145,290 ounces of gold(1)

• Sold 147,920 ounces of gold(1) at an average realized gold price of $2,858 per oz

• Total cash costs of $1,769 per oz and AISC of $2,065 per oz(2)

- Total cash costs of $1,637 per oz and AISC of $1,979 per oz, excluding the results from Los Filos that were excluded from 2025 Guidance

• Two lost-time injuries and a total recordable injury frequency rate(3) of 1.95 for the rolling 12-month period (1.07 for the Quarter)

• No significant environmental incidents during the Quarter

Earnings

• Income from mine operations of $33.7 million

• Net loss of $75.5 million or $0.17 per share (basic)

• Adjusted net loss of $36.6 million or $0.08 per share(2)

_______________________

(1) Gold production includes 31,518 and 3,222 ounces from Los Filos and Castle Mountain, respectively; gold sold includes 32,133 and 3,222 ounces at Los Filos and Castle Mountain, respectively, which were not included in the Company’s 2025 Guidance.

(2) Cash costs per oz sold, AISC per oz sold, adjusted net income (loss), adjusted EPS, adjusted EBITDA and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Total recordable injury frequency rate ("TRIFR") is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Financial

• Cash flow from operations before changes in non-cash working capital of $73.3 million ($54.5 million after changes in non-cash working capital)

• Mine-site free cash flow before changes in non-cash working capital of $57.7 million ($38.8 million after changes in non-cash working capital)

• Adjusted EBITDA of $137.9 million(2)

• Sustaining expenditures of $42.9 million and non-sustaining expenditures of $49.4 million

• Cash and equivalents (unrestricted) of $172.9 million at March 31, 2025

• Net debt(2) of $1,220.0 million at March 31, 2025

Corporate

• On February 23, 2025, the Company entered into a definitive arrangement agreement for a business combination with Calibre Mining Corp. (“Calibre”) (TSX: CXB, OTCQX: CXBMF), as amended on April 23, 2025 (the “Arrangement Agreement”), whereby Equinox Gold will acquire 100% of the issued and outstanding common shares of Calibre (the “Transaction”). The Transaction will create an Americas-focused diversified gold producer with a portfolio of mines and projects in five countries anchored by two high-quality, long-life, low-cost Canadian gold mines. Under the terms of the Arrangement Agreement, Calibre shareholders will receive 0.35 of an Equinox Gold common share for each Calibre common share held immediately prior to closing of the Transaction. Closing of the Transaction is subject to certain regulatory approvals and other customary closing conditions.

Concurrent with the Arrangement Agreement, the Company entered into a subscription agreement to participate in Calibre's private placement convertible note financing. The private placement closed on March 4, 2025 with the Company purchasing a convertible note with a principal amount of $40.0 million and a maturity date of March 4, 2030 (the "Calibre Convertible Note"). If the Arrangement Agreement is terminated prior to closing of the Transaction, the maturity date of the Calibre Convertible Note will be accelerated to January 31, 2026.

• Provided 2025 production and cost guidance of 635,000 to 750,000 ounces of gold at cash costs of $1,075 to $1,175 per oz and AISC of $1,455 to $1,550 per oz(2). Guidance does not include any production from Los Filos or Castle Mountain.

• Provided 2025 sustaining and non-sustaining expenditure guidance of $412 million, comprising $310 million of sustaining expenditures and $102 million of non-sustaining expenditures.

• In January 2025, following negotiations that began in November 2023 with the three communities that host Los Filos, the Company reached consensus on terms for new agreements with all three communities. Two communities signed new long-term agreements. One community did not sign the long-term agreement and instead requested to resume negotiation, independent of the other two communities. The Company has been clear with its position that long-term agreements with all three communities are essential to provide the economic and investment conditions necessary for continued operations. The existing agreement with the outstanding community expired on March 31, 2025. Accordingly, the Company announced on April 1, 2025 that operations at Los Filos are suspended indefinitely. The Company has not included any production from Los Filos in its 2025 Guidance. Layoffs at Los Filos have been proceeding; however, the Company will retain the staff required to maintain its environmental obligations and secure the Company-owned infrastructure at the mine site. Commencing April 1, 2025, Los Filos is being reported as a development project.

Development and Exploration

• Issued an updated technical report for Fazenda that includes an updated Mineral Reserve and Mineral Resource estimate, demonstrating mine life extension to 2033.

RECENT DEVELOPMENTS

• On May 1, 2025, Equinox Gold shareholders and Calibre securityholders voted in favour of the Calibre Transaction, authorizing Equinox Gold to issue up to 296,838,303 shares to acquire the outstanding shares of Calibre at the exchange ratio of 0.35 Equinox Gold shares for every Calibre share. The Transaction is expected to close during the second quarter of 2025.

• On May 1, 2025, Equinox Gold shareholders approved all matters of business at the adjourned annual and special meeting of shareholders, including setting the size of the board of directors ("Board"), electing the director nominees, appointing KPMG LLP as Equinox Gold's auditor, and approving amendments to the Company's restricted share unit plan.

• On April 14, 2025, the Company drew down $45.0 million on the Revolving Facility.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2025	December 31, 2024	March 31, 2024
Gold produced(4)	oz	145,290	213,964	111,725
Gold sold(4)	oz	147,920	217,678	116,504
Average realized gold price	$/oz	2,858	2,636	2,066
Cash costs per oz sold(1)(2)	$/oz	1,769	1,458	1,567
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,637	1,265	1,511
AISC per oz sold(1)(2)	$/oz	2,065	1,652	1,950
AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,979	1,487	1,812

Financial data
Revenue	M$	423.7	575.0	241.3
Income from mine operations	M$	33.7	170.1	11.4
Net income (loss)	M$	(75.5)	28.3	(42.8)
Earnings (loss) per share (basic)	$/share	(0.17)	0.06	(0.13)
Adjusted EBITDA(1)	M$	137.9	218.2	52.2
Adjusted net income (loss)(1)	M$	(36.6)	77.5	(14.4)
Adjusted EPS(1)	$/share	(0.08)	0.17	(0.04)

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	172.9	239.3	125.3
Net debt(1)	M$	1,220.0	1,108.5	803.9
Operating cash flow before changes in non-cash working capital	M$	73.3	212.7	47.7

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2025 and December 31, 2024 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced and in addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos which was excluded from 2025 Guidance.

(4) Gold produced includes 31,518 and 3,222 ounces produced at Los Filos and Castle Mountain, respectively; gold sold includes 32,133 and 3,222 ounces sold at Los Filos and Castle Mountain, respectively.

(5) Numbers in tables throughout this news release may not sum due to rounding.

Operating Data

Gold ounces sold in Q1 2025 were higher compared to Q1 2024 primarily due to production at Greenstone, which was not in production in Q1 2024, offset partially by lower production at Mesquite due to mine sequencing and fewer tonnes processed at Aurizona.

Financial Data

Revenue was 76% higher in Q1 2025 compared to Q1 2024, due to a 38% increase in the realized gold price per ounce sold and a 27% increase in gold ounces sold in Q1 2025 compared to Q1 2024. The Company realized $2,858 per ounce sold in Q1 2025 generating $423.7 million in revenue, compared to $2,066 per ounce sold in Q1 2024 generating $241.3 million in revenue.

Cash costs per oz sold and AISC per oz sold was 13% and 6% higher in Q1 2025 compared to Q1 2024, respectively, mainly due to increased unit costs in Brazil being offset partially by a weaker Brazilian Réal ("BRL"). Cash costs per oz sold and AISC per oz sold excludes the cash portion of the $26.1 million write-down of heap leach inventories at Los Filos to net realizable value ("NRV") in Q1 2025 as a result of using a long-term gold price to reflect the reclassification of heap leach inventories from current to non-current due to the indefinite suspension of operations on April 1, 2025, as it is considered a non-recurring item that is not reflective of the underlying performance of the operation.

In Q1 2025, income from mine operations was $33.7 million (Q1 2024 - $11.4 million). Income from mine operations for the three months ended March 31, 2025 includes income from Greenstone of $24.4 million, which was not in production in Q1 2024. In addition to the impact of Greenstone's operations in 2025, income from mine operations was higher in Q1 2025 compared to Q1 2024 due to the increase in the average realized gold price per ounce sold. These increases were partially offset by the write-down of heap leach inventories to net realizable value at Los Filos of $28.6 million in the Quarter.

Net loss for Q1 2025 was $75.5 million (Q1 2024 - net loss of $42.8 million). The higher net loss in Q1 2025 compared to Q1 2024 is mainly driven by an increase in finance expense in Q1 2025 due to an increase in the amount drawn on the Company's credit facility and the cessation of capitalizing interest at Greenstone following commercial production in November 2024; unfavorable changes in the fair value of gold contracts and Greenstone contingent consideration driven by increases in the forward gold price; and care and maintenance expense at Los Filos resulting from the commencement of layoffs and other suspension activities in January 2025. These changes were offset partially by higher income from mine operations and favorable changes in the fair value of foreign exchange contracts.

In Q1 2025, adjusted EBITDA was $137.9 million (Q1 2024 - $52.2 million). In Q1 2025, adjusted net loss was $36.6 million (Q1 2024 - adjusted net loss $14.4 million).

The increase in adjusted EBITDA in Q1 2025 was primarily due to the impact of Greenstone's operations in 2025 and the increase in the average realized gold price. The increase in adjusted net loss is due to higher finance expense in 2025, higher realized losses on foreign exchange contracts and care and maintenance expenses at Los Filos, offset partially by higher income from mine operations.

Since November 2023, the Company has been renegotiating its land access agreements with the three communities where Los Filos is located. In January 2025, the Company reached consensus on terms for new agreements with all three communities. New agreements were signed with two of the communities during the three months ended March 31, 2025. On March 31, 2025, the Company’s land access agreement with the third community expired and the Company announced on April 1, 2025 that operations at Los Filos have been suspended. The expiration of the land access agreement with the third community without a new long-term agreement in place and announcement of suspension of operations were determined to be an indicator of impairment and accordingly, the Company estimated the recoverable amount of the Los Filos cash generating unit (“CGU”) and performed an impairment test as at March 31, 2025. The Company determined that the recoverable amount of the Los Filos CGU at March 31, 2025 was more than the carrying amount and that no impairment loss was required to be recognized.

Sustaining and non-sustaining expenditures totaled $42.9 million and $49.4 million, respectively, for the three months ended March 31, 2025. Sustaining and non-sustaining expenditures are broken down by mine site in the MD&A.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2025 and 2024

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2025	March 31, 2024
Revenue	$423.7	$241.3
Cost of sales
Operating expense	(292.6)	(183.8)
Depreciation and depletion	(97.4)	(46.2)
Income from mine operations	33.7	11.4
Care and maintenance expense	(9.9)	-
Exploration and evaluation expense	(1.8)	(2.5)
General and administration expense	(17.7)	(14.1)
Income from operations	4.3	(5.3)
Finance expense	(48.3)	(17.4)
Finance income	2.1	2.0
Other income (expense)	(22.9)	(13.5)
Net income (loss) before taxes	(64.9)	(34.2)
Income tax recovery (expense)	(10.6)	(8.5)
Net income	$(75.5)	$(42.8)

Net income per share attributable to Equinox Gold shareholders
Basic	$(0.17)	$(0.13)
Diluted	$(0.17)	$(0.13)

Additional information regarding the Company's financial and operating results is available in the Company's Q1 2025 Financial Statements and accompanying MD&A for the three months ended March 31, 2025, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

The Company will host a conference call and webcast on Thursday, May 8, 2025, commencing at 7:30 am PT (10:30 am ET) to discuss first quarter results.

Conference Call

Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813

Webcast

www.equinoxgold.com/financials

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with operating gold mines in Canada, the USA and Brazil and a path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.

This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded. The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$'s in millions, except ounce and per oz figures	March 31, 2025	December 31, 2024	March 31, 2024
Operating expenses	292.6	333.4	183.8
Silver revenue	(0.9)	(1.3)	(0.6)
Fair value adjustment on acquired inventories	(3.6)	(4.9)	(0.6)
Non-recurring charges recognized in operating expenses	(26.1)	-	-
Pre-commercial production and development stage operating expenses(1)	(6.0)	(37.8)	-
Total cash costs	$256.0	$289.4	$182.6
Sustaining capital	37.5	34.9	39.0
Sustaining lease payments	1.9	1.6	2.6
Reclamation expense	3.6	3.2	2.8
Sustaining exploration expense	-	0.2	0.2
Pre-commercial production and development stage sustaining expenditures(1)	(0.2)	(1.4)	-
Total AISC	$298.8	$327.9	$227.2
Gold oz sold	147,920	217,678	116,504
Gold oz sold from entities during pre-commercial production or development stages(1)	(3,222)	(19,161)	-
Adjusted gold oz sold	144,698	198,517	116,504
Cash costs per gold oz sold	1,769	$1,458	$1,567
AISC per oz sold	$2,065	$1,652	$1,950

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three months ended March 31, 2025 and December 31, 2024 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024.

Sustaining Capital and Sustaining Expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended
$'s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Capital additions to mineral properties, plant and equipment(1)	$92.7	$103.3	$134.4
Less: Non-sustaining capital at operating sites	(41.1)	(34.6)	(10.0)
Less: Non-sustaining capital for projects and pre-commercial production and development stages	(1.7)	(11.6)	(64.1)
Less: Capital expenditures - corporate	-	-	-
Less: Other non-cash additions(2)	(12.4)	(22.2)	(21.4)
Sustaining capital	$37.5	$34.9	$39.0
Add: sustaining lease payments(3)	1.8	1.6	2.6
Add: reclamation expense(3)	3.5	3.2	2.8
Add: sustaining exploration expense(3)	-	0.2	0.2
Sustaining expenditures	$42.8	$39.9	$44.6

(1) Per note 7 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

(3) Excludes Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 exclude Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production November 6, 2024.

Total Mine-Site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$'s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Operating cash flow before non-cash changes in working capital	$73.3	$212.7	$47.7
Fair value adjustments on acquired inventories	3.6	4.9	0.6
Non-recurring charges recognized in operating expenses	26.1	-	-
Operating cash flow (generated) used by non-mine site activity(1)	39.9	12.6	7.3
Cash flow from operating mine sites	$142.9	$230.1	$55.7

Mineral property, plant and equipment additions	$92.7	103.3	134.4
Capital expenditures relating to development projects and corporate and other non-cash additions	(14.1)	(34.9)	(85.5)
Capital expenditure from operating mine sites	78.6	68.4	49.0
Lease payments related to non-sustaining capital items	4.8	11.6	7.5
Non-sustaining exploration expense	1.8	1.7	2.3
Total mine-site free cash flow before changes in non-cash working capital	$57.7	$148.4	$(3.0)
(Increase) decrease in non-cash working capital	$(18.8)	$35.2	$(29.8)
Total mine site free cash flow after changes in non-cash working capital	$38.8	$183.6	$(32.8)

(1) Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in pre-commercial production, including Greenstone while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024 and Castle Mountain results after August 31, 2024 when residual leaching commenced.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization.

Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended
$'s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Revenue	$423.7	$575.0	$241.3
Less: silver revenue	(0.9)	(1.3)	(0.6)
Less: AISC	(298.8)	(327.9)	(227.2)
Less: revenue from entities during pre-commercial production or development stages(1)	$(9.2)	$(50.1)	$-
AISC contribution margin	$114.8	$195.7	$13.6
Gold ounces sold	147,920	217,678	116,504
Less: gold oz sold from entities during pre-commercial production or development stages(1)	(3,222)	(19,161)	-
Adjusted gold ounces sold	144,698	198,517	116,504
AISC contribution margin per oz sold	$793	$986	$116

(1) AISC contribution margin for the three months ended March 31, 2025 and December 31, 2024 excludes Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, the three months ended December 31, 2024 excludes Greenstone results while the mine was in pre-commercial production up until the achievement of commercial production on November 6, 2024.

EBITDA and Adjusted EBITDA

	Three months ended
$'s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Net (loss) income	$(75.5)	28.3	(42.8)
Income tax (recovery) expense	10.6	47.9	8.5
Depreciation and depletion	97.6	72.6	46.4
Finance expense	48.3	37.6	17.4
Finance income	(2.1)	(1.8)	(2.0)
EBITDA	$78.9	$184.5	$27.7
Non-cash share-based compensation expense	2.9	2.0	2.4
Unrealized (gain) loss on gold contracts	27.1	(11.9)	10.6
Unrealized (gain) loss on foreign exchange contracts	(34.3)	39.1	18.4
Unrealized foreign exchange (gain) loss	6.0	(6.0)	(5.7)
Change in fair value of Greenstone Contingent Consideration	15.0	0.6	1.1
Other (income) expense	1.1	9.9	(2.3)
Transaction costs	3.3	-	-
Non-recurring charges recognized in operating expense	28.6	-	-
Non-recurring charges recognized in care and maintenance expense	$9.4	-	-
Adjusted EBITDA	$137.9	$218.2	$52.2

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$'s and shares in millions	March 31, 2025	December 31, 2024	March 31, 2024
Net income (loss) attributable to Equinox Gold shareholders	$(75.5)	$28.3	$(42.8)
Add (deduct):
Non-cash share-based compensation expense	2.9	2.0	2.4
Unrealized (gain) loss on gold contracts	27.1	(11.9)	10.6
Unrealized (gain) loss on foreign exchange contracts	(34.3)	39.1	18.4
Unrealized foreign exchange (gain) loss	6.0	(6.0)	(5.7)
Change in fair value of Greenstone Contingent Consideration	15.0	0.6	-
Other (income) expense	1.1	9.9	(1.2)
Transaction costs	4.1	-	-
Non-recurring charges recognized in operating expense	28.6	-	-
Non-recurring charges recognized in care and maintenance expense	9.4
Income tax impact related to above adjustments	(14.2)	3.0	1.2
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(6.7)	12.5	2.7
Adjusted net income (loss)	$(36.6)	$77.5	$(14.4)

Basic weighted average shares outstanding	455.7	454.4	324.0
Diluted weighted average shares outstanding	455.7	459.8	324.0
Adjusted income (loss) per share - basic ($/share)	$(0.08)	$0.17	$(0.04)
Adjusted income (loss) per share - diluted ($/share)	$(0.08)	$0.17	$(0.04)

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	March 31, 2025	December 31, 2024	March 31, 2024
Current portion of loans and borrowings	$136.9	$135.6	$275.6
Non-current portion of loans and borrowings	1,256.0	1,212.2	653.5
Total debt	1,392.9	1,347.8	929.1
Less: Cash and cash equivalents (unrestricted)	(172.9)	(239.3)	(125.3)
Net debt	$1,220.0	$1,108.5	$803.9

CAUTIONARY NOTES & FORWARD-LOOKING STATEMENTS. This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). All statements other than statements of historical fact may be Forward-looking Information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: statements about the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance; the expected benefits of the Calibre Transaction and attributes of Post-Arrangement Equinox Gold, including potential growth opportunities and operational, competitive and portfolio synergies; the anticipated receipt of all required approvals for the Transaction and timing for consummation of the Arrangement Agreement; the Company’s expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the expansions at Castle Mountain and Aurizona; the anticipated timeframe for residual leaching at Castle Mountain; the Company’s ability to successfully renegotiate new long-term agreements at Los Filos and the duration of the suspension of operations at Los Filos if those negotiations are unsuccessful; the strength of the Company’s balance sheet, the Company’s liquidity and future cash requirements; and the conversion of Mineral Resources to Mineral Reserves. Forward-looking Information is generally identified by the use of words like “believe”, “will”, “achieve”, “strategy”, “increase”, “vision”, “improve”, “potential”, “advance”, “forward”, “enhance”, “deliver” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the ability of the Company and Calibre to satisfy the closing conditions for the Arrangement Agreement in all material respects; all required approvals for the Arrangement Agreement are obtained; the Company’s ability to achieve its production, cost and development expectations for Greenstone; no unplanned delays or interruptions in scheduled production; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; no labour-related disruptions; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; that the financial impact of tariffs is consistent with expectations; achieving design capacity at Greenstone in accordance with expectations; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to successfully complete new long-term agreements with all three local communities at Los Filos and the potential impact on Los Filos if the new long-term agreements cannot be completed; the Company’s ability to work with the local communities at Los Filos on suspended operations if new agreements cannot be completed; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objectives related to environmental performance; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release. The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; tariffs; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section “Risks and Uncertainties” in this news release and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES. Disclosure regarding the Company's mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION. Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.